UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐              No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (the “Company”), in accordance with the provisions of CVM Instruction No. 348, dated March 17, 2003, informs its shareholders and the market in general that it has hired FLOW CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A. (“Market Maker”), headquartered at Rua Surubim, nº 373, Térreo, cjs. 01 – parte e 02 – parte, São Paulo – SP, enrolled under corporate taxpayers’ registry (CNPJ/MF) under No. 05.816.451/0001-15, to serve as Market Maker of its common shares (OIBR3) and preferred shares (OIBR4) on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), in accordance with CVM Instruction No. 384, dated March 17, 2003, the Market Maker Regulations of the BM&FBOVESPA, the Operating Regulations of the BM&FBOVESPA and other regulations governing the markets administrated by the BM&FBOVESPA.

The above-mentioned contracts, which were entered into in order to promote the liquidity of the Company’s shares, will be in effect for a term of 1 (one) year and may be extended by amendment.

The Company further informs that 180,051,599 (one hundred eighty million, fifty-one thousand, five hundred and ninety-nine) of its common shares and 684,714,911 (six hundred eighty-four million, seven hundred fourteen thousand, nine hundred and eleven) of its preferred shares remain outstanding, considering the definition of outstanding shares pursuant to article 4-A, paragraph 2, of Law No. 6,404/76, included by Law No. 10,303/01, and that its controlling shareholders have not entered into any agreement with the Market Maker that regulates the exercise of voting rights or the purchase and sale of securities issued by the Company.

The Market Maker will begin its activities on July 25, 2012.

Rio de Janeiro, July 23, 2012.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Investor Relations Officer